Exhibit G-1

         SECURITIES AND EXCHANGE COMMISSION

         (Release No. 35- ___; 70 ___)

         Unitil Corporation

         Notice of Proposal to Issue and Sell Common Stock



         Unitil Corporation ("Unitil"), 6 Liberty Lane West, Hampton, New Hampshire 03842, has filed an Application- Declaration with this Commission pursuant to Sections 6(a) and 7 of the Public Utility Holding Company Act of 1935 ("Act").

         Unitil proposes to issue and sell for cash prior to January 31, 2004 up to 717,600 additional shares of its common stock, no par value (the "Additional Common Stock"). Unitil has a total of 8,000,000 authorized shares of common stock, of which 4,753,630 shares were issued and outstanding at June 30, 2003.

         Unitil expects to issue and sell the Additional Common Stock to the public through underwriters, who will acquire such Additional Common Stock for their own account and may resell the shares of the Additional Common Stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offering is expected to be effected pursuant to an underwriting agreement of a type generally standard in the industry and Unitil may grant the underwriters thereof a "green shoe" option to purchase additional shares at the same price then offered solely for the purpose of covering over-allotments (provided that the total number of shares offered initially, together with the number of shares issued pursuant to any such option shall not exceed the number of shares authorized for issuance by any order granted under the Application-Declaration). It is also possible that the Additional Common Stock will be sold by Unitil through dealers, agents or directly to a limited number of purchasers or a single purchaser.

         The aggregate price of the Additional Common Stock being sold through any underwriter or dealer shall be calculated based on either the specified selling price to the public or the closing price of the common stock on the day such offering is announced. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed above or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. The sale of the shares of Additional Common Stock will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. The underwriting fees, commissions or other similar remuneration paid in connection with the issue, sale or distribution of a security pursuant to this Application-Declaration (not including any original issue discount) will not exceed 7% of the principal or total amount of the Additional Common Stock being issued.

         Unitil intends to use the net proceeds (after deduction of fees, commissions and expenses) of the offering (i) to make cash capital contributions to its subsidiaries, including, without limitation, its public utility subsidiaries, Fitchburg Gas and Electric Light Company ("Fitchburg") and Unitil Energy Systems, Inc. ("Unitil Energy"), pursuant to Rule 45(a)(4) of the Act,
(ii) to repay its outstanding short-term indebtedness and (iii) for other general corporate purposes consistent with the requirements of the Act, including to meet working capital needs. Unitil Energy and Fitchburg are expected, in turn, to use any such funds contributed by Unitil to repay outstanding short-term indebtedness incurred for additions, extensions and betterments to their respective property, plant and equipment and to finance future expenditures for additions, extensions and betterments to property, plant and equipment. Unitil represents that no proceeds from any offering authorized hereunder will be used (a) to acquire any exempt wholesale generators or foreign utility companies, as those terms are defined in Sections 32 and 33 of the Act, respectively, or (b) to acquire or form a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

         Interested persons wishing to comment or request a hearing on this Application-Declaration should submit their views in writing by September _____, 2003 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the declarant at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. After said date, the declaration, as amended or as it may be further amended, may be granted.

         For the Commission by the Division of Investment Management, pursuant to delegated authority.